Exhibit 99a



10172 Linn Station Road
Louisville, KY 40223
(502) 426-4800

March 29, 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

We have received representation from Arthur Andersen LLP that their audit of the NTS Properties VI, a Maryland limited partnership, financial statements for the year ended December 31, 2001, was subject to the quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

NTS-PROPERTIES VI,
A Maryland Limited Partnership

By: NTS-Properties Associates VI,
      General Partner
      By: NTS Capital Corporation
            General Partner

/s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of
NTS Capital Corporation